UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AuRico Gold Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	Not applicable
(Stage or other jurisdiction of in	(I.R.S. Employer Identification No.)
Company or organization)

110 Yonge Street, Suite 1601,	M5C 1T4
Toronto, Ontario	(Zip Code)
(Address of principal executive offices)

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Rights to Purchase common shares, no par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box : [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [   ]

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is filed by AuRico Gold Inc., an Ontario corporation formerly known as Gammon Gold Inc. (the “Company”), to amend and restate the Form 8-A filed by the Company with the Securities and Exchange Commission on August 30, 2010 (File No. 001-31739) (the "2010 Rights Plan"). On May 13, 2013, the Company’s board of directors approved the Amended and Restated Shareholder Rights Plan, between the Company and Computershare Investor Services Inc., as rights agent (the "2013 Rights Plan").

The following is a summary of the features of the 2013 Rights Plan as it applies to the Company. The summary is qualified in its entirety by the full text of the 2013 Rights Plan, a copy of which is attached as Exhibit 2.1 to this Amendment No. 1 to Form 8-A. All capitalized terms used in this summary without definition have the meanings attributed to them in the 2013 Rights Plan unless otherwise indicated.

Item 1.	Description of the Company’s Securities to be Registered.

Issuance of Rights

On the Effective Date, August 19, 2010, and upon the terms and subject to the conditions set forth in the 2010 Rights Plan, one right (a “Right”) was issued and attached to each Common Share outstanding and continues to be issued and attached to each Voting Share subsequently issued.

Exercise Price

Until the Separation Time, the "Exercise Price" of each Right is three times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Common Share.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time”. The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the current intent of any person (other than the Company or any Subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for the associated Voting Shares issued after the Record Time. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates and will be transferable separately from Voting Shares.

Acquiring Person

An "Acquiring Person" is a person who is the Beneficial Owner (as defined below) of 20% or more of the then outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Company and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

i.

a "Voting Share Reduction" means an acquisition or a redemption by the Company of Voting Shares which, by reducing the number of outstanding Voting Shares, increases the percentage of outstanding Voting Shares Beneficially Owned by any person to 20% or more of the Company's then outstanding Voting Shares;

ii.	a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;
iii.

an "Exempt Acquisition" means an acquisition by a person of Voting Shares: (i) in respect of which the Board of Directors has waived the application of the 2013 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) as a new provision, made as an intermediate step in a series of related transactions in connection with an acquisition by the Company or its subsidiaries of a Person or assets, provided that the Person who acquires such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no person has become the Beneficial Owner of 20% or more of the Company's then outstanding Voting Shares; (iv) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; or a securities exchange take-over bid circular or upon the exercise by an individual of Convertible Securities or Voting Shares granted under a share purchase plan or option of the Company or any Subsidiaries, provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement, take-over bid, stock option plan or share purchase plan, and, in making this determination, the securities to be issued to such person on the private placement, take-over bid, stock option plan or share purchase plan shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement, take-over bid, stock option plan or share purchase grant; or (v) pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise) that is conditional upon the approval of the shareholders of the Company to be obtained prior to such person acquiring such securities;

iv.

a "Convertible Security Acquisition" means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

v.

a "Pro Rata Acquisition" means (i) an acquisition by a person of Voting Shares as a result of a stock dividend, a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series; or (ii) the acquisition or the exercise by the person of rights to purchase Voting Shares issued by the Company to all holders of securities of the Company of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Company and not from any other person and the person does not thereby become the Beneficial Owner of a greater percentage of such Voting Shares than the person’s percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities of the Company pursuant to a prospectus or by way of a private placement.

Beneficial Ownership

In general, a person is deemed to "Beneficially Own" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2013 Rights Plan. Included are holdings by the person's "Affiliates" and "Associates". Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business or (as a new provision) agreements between the Company and any person relating to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise) that is conditional upon the approval of the shareholders of the Company to be obtained prior to such person acquiring such securities).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment, arrangement or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for certain institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), pension plans or funds registered under Canadian or U.S. laws, statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds, provided they are not making, either alone or jointly or in concert with any other person, a Take-Over Bid.

Permitted Lock-Up Agreements

A person will not be deemed to "Beneficially Own" any securities that are the subject of a Permitted Lock-Up Agreement. A "Permitted Lock-Up Agreement" is an agreement (the "Lock-Up Agreement") between a person and one or more holders of Voting Shares (each a "Locked-Up Person") pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares to a take-over bid (the "Lock-Up Bid") made or to be made by the person or any of such person's Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that:

  the terms of such Lock-Up Agreement are publicly disclosed and a copy is made available to the public (including the Company) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement;
  the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such securities, in order to deposit or tender such securities to another take-over bid or to support another transaction:

  where the price or value of the consideration per Voting Share offered under such other take-over bid or transaction exceeds the price or value of the consideration per Voting Share offered under the Lock-Up Bid, or exceeds by as much as or more than a specified amount ("Specified Amount") the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share offered under the Lock-Up Bid; and

  if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders (generally, any shareholder other than a person or group who has acquired or is trying to acquire 20% or more of the Voting Shares) where the price or value of the consideration per Voting Share offered under such other take-over bid or transaction is not less than the price or value of the consideration per Voting Share offered under the Lock-Up Bid and the number of Voting Shares to be purchased under such other take-over bid or transaction exceeds the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, or exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other take-over bid or transaction, or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares in sufficient time to deposit or tender to the other take-over bid or support the other transaction; and

  no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked- Up Person, and 50% of the amount by which the price or value of the consideration payable under another takeover bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid or withdraws Voting Shares previously deposited or tendered thereto in order to deposit or tender to another take-over bid or support another transaction.

Flip-In Event

A "Flip-In Event" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board (see "Waiver and Redemption", below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

By way of example, if at the time the 2013 Rights Plan is triggered the market price of the Common Shares is $100 and the Exercise Price is $300, an eligible holder of a Right would be entitled to receive, upon payment of $300, a number of Common Shares as have a total market price equal to $600, that is, 6 Common Shares. This represents a 50% discount of the market price.

Permitted Bid Requirements

An Offeror can make a Take-Over Bid and acquire Voting Shares without triggering a Flip-In Event under the 2013 Rights Plan if the Take-Over Bid qualifies as a “Permitted Bid”.

A “Permitted Bid” is a Take-Over Bid that complies with the following requirements:

a)	it is made by means of a Take-Over Bid circular;
b)	it is made to all holders of Voting Shares as registered on the books of AuRico, other than the person making the Take-Over Bid (the “Offeror”);
c)

it contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid (i) prior to the close of business on the date that is not less than 60 days following the date on which the Take-Over Bid was made and (ii) then only if at such date more than 50% of the aggregate of Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

d)

it contains an irrevocable and unqualified condition that unless the Take-Over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-Over Bid at any time during the period of time between the date of the Take-Over Bid and the date on which Voting Shares may be first taken up and paid for prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid; and

e)

it contains an irrevocable and unqualified condition that if, on the date on which Voting Shares may be taken up and paid for under the Take-Over Bid more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

For purposes of the foregoing, an “Independent Shareholder” is any holder of Voting Shares, other than:

a)	any Acquiring Person;
b)	any Offeror, subject to certain exceptions contained in the 2013 Rights Plan;
c)	certain Affiliates and Associates of such Acquiring Person or Offeror;
d)	any person acting jointly or in concert with such Acquiring Person or Offeror; and
e)

any trustee of any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of AuRico or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

The requirements of a “Permitted Bid” have been amended under the 2013 Rights Plan to remove the condition that prevents an offeror from making a bid if it possesses information (1) obtained from the Company for the purpose of evaluating a friendly acquisition of the Company, or (2) provided by a person having contractual, fiduciary or other duty to the Company to keep such information confidential, unless it has entered into a confidentiality agreement with the company within 3 months prior to the bid.

A Competing Permitted Bid is a take-over bid that is made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that a Competing Permitted Bid is required to remain open until a date that is no earlier than the later of 35 days following the date of the take-over bid constituting the Competing Permitted Bid, and 60 days after the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Redemption

The Rights may be redeemed in certain circumstances:

Redemption of Rights on Approval of Holders of Voting Shares and Rights. The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the "Redemption Price"), subject to adjustment for anti-dilution as provided in the 2013 Rights Plan.

If such redemption of Rights is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such redemption of Rights is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the 2013 Rights Plan consummates the acquisition of the Voting Shares and/or Convertible Securities, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid Acquisition expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2013 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares.

As a new provision, the Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

Waiver

The Board of Directors may waive the application of the 2013 Rights Plan in certain circumstances:

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board of Directors may, with the prior approval of the holders of Voting Shares, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2013 Rights Plan to such Flip-In Event. If the Board of Directors proposes such a waiver it shall extend the Separation Time to a date after the meeting of shareholders but not more than 10 business days thereafter.

If such waiver of Rights is proposed at any time prior to the Separation Time, such waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such waiver of Rights is proposed at any time after the Separation Time, such waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the waiver is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2013 Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the 2013 Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the 2013 Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

Waiver of Inadvertent Acquisition. The Board may waive the application of the 2013 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the 2013 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Supplements and Amendments

The Company may make changes to the 2013 Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2013 Rights Plan as a result of any change in any applicable legislation, rules or regulation. The Company may also, by resolution of the Board acting in good faith, make changes to the 2013 Rights Plan prior to the Meeting.

The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to, confirm or rescind the 2013 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

The Company may, with the approval of the holders of Rights, at any time on or after the Separation Time, make changes to, confirm or rescind the 2013 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder.

Item 2. Exhibits

Exhibit	Description of Document
Number

2.1	Amended and Restated Shareholder Rights Plan Agreement, dated as of May 13, 2013, between AuRico Gold Inc. and Computershare Investor Services Inc., as rights agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on May 15, 2013.

AURICO GOLD INC.

By: /s/ Trent Mell
       Name: Trent Mell
       Title: Executive Vice President, Corporate Affairs